Exhibit 99.1

Seasoned Industry Marketing Expert Joins Maris-Tech's Advisory Board

The Company has formed a professional advisory board to accelerate its commercial and technological efforts

REHOVOT, Israel, Feb. 03, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the "Company"), a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, today announced it has formed an advisory board to strengthen its awareness in industry and expand its sales and marketing infrastructure.

The first member to join is Mr. Leslie G. Litwin. Mr. Litwin has decades of experience in marketing of video technologies and products. He is currently the managing director and founder of Antrica, world-wide specialist, manufacturer and supplier of video encoders and video decoders. Mr. Litwin and Antrica serve, very successfully, as one of the distributors of the Company's products abroad, and Mr. Litwin personally has many years of familiarity with the Company and variety of its products. Mr. Litwin is also the founder of Zilica Ltd., engaged in sales and marketing of specialised video and CCTV ICs and sub-assemblies into European design and development companies. Prior to that, Mr. Litwin served in number of senior marketing and sales rolls in global leading companies.

“The creation of an advisory board is the next step in Maris-Tech's commitment to expand the global awareness of our unique solutions as we consider intelligent video transmission and AI technologies and products to be the future of many industries including, surveillance, commercial, defense, space and more,” said Israel Bar, Chief Executive Officer of Maris-Tech. "Mr. Litwin has an impressive career in senior marketing and sales of advance video solutions as well as being one of our top distributors for several years with great success. We believe that his expertise and contribution will prove to be an invaluable asset to our commercial efforts. We continue to seek leading experts in our operational sectors to better enhance our core business, obtaining new customers and fast-forward our goal of expanding the Company’s network base. Having Mr. Litwin joining our advisory board is an honor and we look forward to a fruitful relationship."

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our commitment to expand the global awareness, sales and marketing efforts and continuing search for leading experts in our operational sectors to better enhance our core business, obtaining new customers and fast-forward our goal of expanding the Company’s network base. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-72-2424022
ir@maris-tech.com